Bank Austria Creditanstalt

Member of UniCredit Group

SEC MAIL PROCESSING
RECEIVED
JAN - 9 2007
WASH, D.C. 210 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

07020303

Bank Austria Creditanstalt
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Vienna, January 2007

Attn: Office of International Corporation Finance

SUPPL

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

i.V. Künstler

Gerhard Smoley   Ursula Künstler

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

dlw 1/16

Company name:
Bank Austria Creditanstalt AG

Company location: 1030 Vienna, Vordere Zollamtsstraße 13, Register of companies: Handelsgericht Wien, FN 150714p, VAT-Id. nr.: ATU51507409, DVR 0030066, BLZ: 12000, BIC: BKAUATWW, www.ba-ca.com

Bank Austria Creditanstalt

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28.12.2006

BA-CA acquires a 20 per cent interest in Russian bank IMB

Bank Austria Creditanstalt (BA-CA) has today finalised the acquisition of a 19.77 per cent shareholding of International Moscow Bank (IMB) from VTB Bank (France) SA (previously Banque Commerciale pour l'Europe du Nord-EUROBANK) for a price of US$395 million. BA-CA will also pay VTB Bank (France) SA approximately US$20 million for the capital increase subscribed by VTB in IMB earlier in December.

Pursuant to the agreement signed earlier this year by BA-CA and Bayerische Hypo- und Vereinsbank (HVB), BA-CA is also expected to acquire HVB's 70.26 per cent shareholding of IMB. Completion of this transaction is expected by the end of the first quarter of 2007.

Following the acquisition of the shareholdings held by VTB France and HVB, BA-CA will hold 90.03 per cent of IMB's total share capital which corresponds to 95.19 per cent of IMB's voting capital. Besides BA-CA, the only other remaining shareholder is the European Bank for Reconstruction and Development (EBRD).

IR Release

Bank Austria
Creditanstalt

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20.12.2006

BA-CA signs an agreement to acquire the Russian broker ATON

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, has today signed an agreement to acquire the institutional business of Aton Capital Group, a Russian Investment Bank, which includes ZAO Aton Broker and Aton International Ltd (together the "the Aton Institutional Business") for a purchase price of US$424 million.

"We are excited to welcome Aton to UniCredit Group´s Markets & Investment Banking Division. Aton´s capital markets franchise will enhance our already strong banking presence in Russia. Together with IMB we have now a powerful platform to serve our global and Russian customers. With Aton we increase our leadership in EEMEA investment banking", says Willi Hemetsberger Head of Global Markets of UniCredit Markets & Investment Banking.

"I believe that being part of the UniCredit Group will enhance the growth and development of the Aton Institutional Business and provide greater opportunities for its clients", says Yevgeny Yuriev, President of Aton Capital Group.

Aton Capital is among the top 5 investment banks in Russia. The company, which has so far been owned by its founders and management, has approximately 275 employees. Aton, currently operates in Moscow, London, New York, Frankfurt and Cyprus and is active in Equity and Fixed Income and Corporate Finance Advisory.

Completion of the transaction is subject among others to regulatory approvals. The Aton-Line discount brokerage and Aton asset management businesses are not part of the transaction and will remain wholly owned by Aton Capital Group.

Bank Austria Creditanstalt

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IR Release

04.12.2006

BA-CA to acquire UniCredit's banking subsidiaries in CEE (excluding Poland)

- **BA-CA Management Board resolves on a capital increase for the contribution in kind**
- **Transaction planned to be completed during the 1st Quarter 2007**

Following today's resolution of BA-CA's Management Board, BA-CA will acquire UniCredit's banking subsidiaries in Bulgaria, Croatia, Romania, Slovakia, the Czech Republic and Turkey. The transaction is planned to be completed during the first quarter of 2007 and envisages the contribution in kind of UniCredit's business unit comprising its banking shareholdings in CEE (excluding Poland) in exchange for 55 million newly issued BA-CA shares.

The Management Board of BA-CA has approved the capital increase related to the above transaction, subject to approval by the Supervisory Board, and has set the issue price at EUR 105.33 per newly issued share. The newly issued shares will not be eligible for a dividend for 2006; similarly, BA-CA will not be eligible to receive dividend in respect of the shares acquired through the contribution in kind.

Once the transaction is completed, the shareholding held directly and indirectly by UniCredit in BA-CA will increase from 94.98% to a total of 96.35%.

This transaction constitutes a further step in the reorganisation of the UniCredit Group. In particular, BA-CA is also planning to complete, at the beginning of 2007, the purchase from HVB of shares in International Moscow Bank in Russia and of the activities carried out in the three Baltic States.

IR Release download (PDF; 105 KB)

Ad hoc announcement pursuant to Section 48d (1) of the Austrian Stock Exchange Act (§ 48d Abs. 1 BörseG)

20.12.2006

BA-CA signs an agreement to acquire the Russian broker ATON

....

Date of entry: 20 December 2006

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, has today signed an agreement to acquire the institutional business of Aton Capital Group, a Russian Investment Bank, which includes ZAO Aton Broker and Aton International Ltd (together the "the Aton Institutional Business") for a purchase price of US$424 million.

Aton Capital is among the top 5 investment banks in Russia. The company, which has so far been owned by its founders and management, has approximately 275 employees. Aton, currently operates in Moscow, London, New York, Frankfurt and Cyprus and is active in Equity and Fixed Income and Corporate Finance Advisory.

Completion of the transaction is subject among others to regulatory approvals. The Aton-Line discount brokerage and Aton asset management businesses are not part of the transaction and will remain wholly owned by Aton Capital Group.

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
Telephone: +43 (0) 50505 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:

ISIN:	Listed:
AT0000995006	Vienna, prime market
	Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
XS0138439707	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Ad hoc announcement pursuant to Section 48d (1) of the Austrian Stock Exchange Act (§ 48d Abs. 1 BörseG)

04.12.2006

BA-CA Managing Board passes resolution to increase BA-CA's share capital

....

Date of entry: 4 December 2006

BA-CA to take over CEE banking subsidiaries of UniCredit

- **BA-CA Managing Board passes resolution to increase BA-CA's share capital**
- **Transaction planned for the first quarter of 2007**

At today's meeting the Managing Board of Bank Austria Creditanstalt AG has passed a resolution - subject to approval by the Supervisory Board - to increase BA-CA's share capital by issuing 55 million new shares against a contribution in kind at the issue price of EUR 105.33 per share. The new shares do not carry dividend rights with respect to the financial year ending 31 December 2006.

The contribution in kind comprises the CEE banking subsidiaries of UniCredit in Bulgaria, Croatia, the Czech Republic, Romania, Slovakia and Turkey.

The capital increase will probably be carried out in the first quarter of of 2007.

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
Telephone: +43 (0) 50505 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:

ISIN:	Listed:
AT0000995006	Vienna, prime market
	Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
XS0138439707	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Bank Austria Creditanstalt

Press Release

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03.01.2007

UniCredit Group wins several awards for its CEE activities

The US financial magazine "Global Finance" named UniCredit Group "**Best Trade Finance Bank in Central and Eastern Europe**". The bank has also won the award "**Best Trade Finance Bank in Austria**" (Bank Austria Creditanstalt) and "**Best Trade Finance Bank in Poland**" (Bank BPH). "Global Finance" has more than 245,000 readers in 158 countries. Its target group comprises top managers and finance experts. Criteria for choosing the best Trade Finance Bank included transaction volume, scope of global coverage, customers service, competitive pricing and innovative technologies. The ranking will be published in the February issue.

Additionally, UniCredit Group has received a series of awards from the magazine "Finance New Europe" in recognition of its activities and achievements in Central and Eastern Europe: In the regional award categories, the Group has been named "**Best Investment Bank"** (CA IB), "**Best Brokerage and Custody House**" (CA IB), "**Best Privatization – Budapest Airport**" (CA IB) and "**Best Project Finance House**" (BA-CA). The Group also won the country awards as "**Best Bank**" in Bulgaria, in Bosnia and Herzegovina and in Poland.

Furthermore, UniCredit Group has been selected for the "**Best Cross-Border Expansion Strategy**" by the British magazine "Retail Banker International". The award was presented at a ceremony in London in the end of November.

During the past years, UniCredit Group has received more than 300 awards in recognition of its achievements in Central and Eastern Europe. Euromoney and The Banker repeatedly named the bank "Best Bank" and "Bank of the Year". Numerous prizes were also awarded in the fields of custody, trade finance, project finance, foreign exchange and to the CEE subsidiaries of UniCredit Group.

UniCredit Group operates the largest international banking network in CEE with more than 3,000 offices. More than 60,000 employees serve some 25 million customers. The UniCredit Group maintains offices in the following CEE countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Turkey and Ukraine.

Enquiries: Bank Austria Creditanstalt International Press Relations
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05-57102;
E-Mail: ildiko.fueredi-kolarik@ba-ca.com

Press Release

02.01.2007

BA-CA today celebrates 100th anniversary of Zentralsparkasse

Today, exactly one hundred years ago on 2 January 1907, Zentralsparkasse (Central Savings Bank) of the City of Vienna opened its doors to customers in the old City Hall building in Wipplingerstraße. The "Z", as it soon became commonly known, is one of the three large predecessor institutions of today's Bank Austria Creditanstalt (BA-CA). 881 Viennese citizens opened savings books on that day in the former conference hall of the Vienna City Government, depositing a total of 147,000 crowns (approximately EUR 660,000). The very first savings book was received by the Mayor of Vienna, Dr. Karl Lueger, who despite the many years of resistance from banks and opposition in the City Council had founded the institution in 1905. In May 2007 the History Association of the City of Vienna will be bringing out a publication on the history of Vienna's Central Savings Bank.



"Upon the one hundredth anniversary of the opening of Zentralsparkasse we should not forget that safe opportunities to invest small amounts of savings were few and far between for much of the Vienna population in 1907", said Erich Hampel, CEO of BA-CA. Access to loans was equally problematic for business enterprises and small-scale home builders. Collecting small savings deposits and passing them on in the form of credits were the fundamental tasks of Zentralsparkasse, which thus undertook an important role in the national economy.

Only in the 2nd Republic was the Central Savings Bank entrusted with encouraging the population to start saving again following the confusion and turmoil during and after the war, as well as with acting as financer for the City of Vienna, in addition to its main tasks. This savings mentality which spread throughout the country, not only in Vienna, was one of the fundamental requirements for the high-flying Austrian economy in the years after 1955. This is shown by the number of visitors to the Z on World Savings Day, which was and is the main holiday for the savings banks. In 1955 a total of 8,000 Viennese citizens visited the Z on this day, rising to 700,000 in the 1980s, who deposited over 2 billion schillings (EUR 145 million) into their savings books.

This money was used amongst other things to finance the comprehensive home building programme of the City of Vienna but also to develop infrastructure in many other towns and cities.

Press Release

29.12.2006

BA-CA Purchasing Manager's Index in December: Industrial sector still steaming ahead at the end of the year, but past its peak

- **Industry books 1 per cent growth per month since May**
- **Good order levels and job growth continue**
- **No signs of a noticeable slowdown yet**

The BA-CA Purchasing Manager's Index consolidated somewhat in December after climbing to a new record in November, slipping back from 58.9 to 57.7. "The index couldn't hold the high level from November and we saw drops in all of our PMI indicators, though none were significant", said Marianne Kager, chief economist at Bank Austria Creditanstalt (BA-CA). In spite of this decline, production growth remains robust at the end of the year. "In spite of this slight reversal in the PMI, year-on-year industrial growth at the end of 2006 is certain to top 10 per cent," said Stefan Bruckbauer.

All PMI indicators for December showed vigorous activity in the industrial sector in Austria, with only a slight slowing. The production indicator fell from 59.8 to 58.9, but this still means that the great majority of industrial companies polled reported increasing output. New orders, both from Austria and abroad, also increased significantly in December, though at a somewhat slower rate than in November. In spite of this, production was not able to keep pace with the incoming orders, and the level of orders on the books rose again. The index figure was 56.0, lower than the 59.1 posted in November but still well above the 50 mark.

Another sign that economic growth is continuing in spite of the slight slowdown is the fact that finished goods stocks decreased again, at a faster rate than in November. The labour market also benefited from the strong economy: the queried industrial companies reported an increase in the number of jobs, and the indicator remained virtually unchanged from November at 56.3 (down marginally from 56.4).

The PMI shows that a large number of companies are still reporting longer delivery times for primary materials, but less than in November. The corresponding indicator rose from 37.1 in November to 38.9 in December. "Industry is still working at its capacity limits, though the level of activity has declined marginally since December," said Kager. The rate of increase for purchasing prices slowed somewhat as well, but the index value is still high at 67.4.

All in all, Austrian industry is finishing off the year 2006 in excellent shape. Production has been growing by 1 per cent a month for months, a situation that was last seen in 1999. "Even though our index fall back somewhat in December, Austrian industry has lost none of the vigour that we first saw in May," said Bruckbauer, "The figures for December show no signs of a noticeable cool-down at the beginning of 2007." Nevertheless, the economists at BA-CA are expecting economic growth to slow as 2007 progresses, especially as a result of weakening foreign demand.

Note: PMI figures above the 50.0 mark indicate growth in the manufacturing sector compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

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Enquiries: Bank Austria Creditanstalt Group Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0)5 05 05 ext. 41951
E-mail: economic.research@ba-ca.com

Bank Austria Creditanstalt

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27.12.2006

Bulgaria and Romania will benefit from EU accession

- **Upward economic trend will continue in both countries**
- **UniCredit Group welcomes new EU members**

Favoured by EU accession on 1 January 2007, Bulgaria and Romania will achieve stronger economic growth in the coming year. Both countries have been undergoing a far-reaching transformation process aimed at making significant progress which resulted in a success story for both countries. "UniCredit Group welcomes the new members Bulgaria and Romania in the European Union. We share the happiness of the two countries and their population at this historic moment. As largest banking group in Central and Eastern Europe, we strongly support EU enlargement," says Erich Hampel, responsible for the CEE Division within the UniCredit Group Management Committee.

Bulgaria has one of the fastest growing economies in Central and Eastern Europe (CEE). While real growth of GDP averaged 6.3 per cent in 2006, the forecast of 6.5 per cent for 2007 is even more optimistic for Bulgaria. The reasons for the strong upward trend are clear: robust expansion of domestic demand and a moderate recovery of exports will support the economy. Moreover, unemployment has fallen to below 9 per cent, the lowest level in 15 years. A tight fiscal policy and progress in privatisation have made it possible to reduce government debt to 25 per cent of GDP.

Romania will similarly continue the present upward trend: The strong economic momentum of previous years has continued in 2006, with real GDP growth expected to exceed 7 per cent, primarily driven by robust domestic demand. Moreover, thanks to fiscal discipline in recent years, the progress made in structural reforms (restructuring and privatisation of state-owned enterprises), strong economic growth and the accompanying favourable developments in budget revenue, the government has also been able to push the budget deficit well below the critical 3 per cent mark.

Dynamic banking sector

Bulgaria has one of the most dynamic banking sectors in the CEE region, efficiently channelling funds to the rapidly expanding economy. In Romania, reforms in the banking sector, the centrepiece of a market economy, have also favoured significant progress through the consolidation and privatisation of state-owned banks. "Due to the liberalisation of the banking sector in Bulgaria and Romania, both countries have a dynamic financial services sector supporting foreign investment and the strongly growing economy. The adoption of EU standards in both countries provides a high level of legal certainty and extensive investment security," says Erich Hampel.

Economic outlook

Prospects for Bulgaria are favourable, as investments in new technology and equipment gradually translate into improved competitiveness and export capacity.
The economic outlook is encouraging, adoption of the common external tariff upon EU entry in 2007 is likely to have a significant impact on foreign trade.
In Romania, the increasing inflow of foreign direct investment as well as EU subsidies will ensure sustainable development. In this regard, EU membership and financial assistance provided by the EU (some EUR 31 bn in the years 2007-2013) are expected to accelerate the reform process.

"UniCredit Group will actively support the EU integration process. We are very confident that the dynamic development of both economies will continue," says Erich Hampel.

For further information go to ceeeconomicresearch.ba-ca.com.

Enquiries: Bank Austria Creditanstalt, International Press Relations
Silvia Stefan, tel: +43 (0)5 05 05 57126

e-mail: silvia.stefan@ba-ca.com

Press Release

21.12.2006

Holiday Euro Winter 2006:
Higher competitiveness of Austrian holidays reduces value of holiday euro abroad in last five years

- **But stronger euro makes long-haul holidays cheaper than last year**
- **European destinations losing ground on Austria because of higher price hikes**

The 'holiday euro' of Austrians this year will be worth roughly the same as compared with December 2005. "Price cuts at long-haul destinations are contrasted with higher price hikes in Europe", according to Stefan Bruckbauer at Bank Austria Creditanstalt (BA-CA). The USA and Asia in particular have become cheaper as holiday countries in comparison to the previous year, which is primarily attributable to the strong euro. "In the USA and in Asia the euro is today worth around 10 percent more on average than one year ago", said Bruckbauer.

Overall, the average value of the holiday euro in winter 2006 is EUR 121, i.e. 21 percent higher than in Austria.

Nevertheless, the strong euro of recent months has not been able to assert itself in the most popular holiday destinations for Austrians. High inflation in Italy, Croatia and Greece is leaving its mark, while there has also been a slight currency appreciation in Croatia. However, in Switzerland, a significant country in terms of winter sports, the holiday euro goes slightly further this year. "The depreciation means that the holiday euro in Switzerland is worth tangibly more than last year, yet still less than in Austria", explained Stefan Bruckbauer.

As was the case in 2005, tourists will still find their holiday euro goes furthest in Turkey. With 163 euros Turkey is still considerably ahead of Croatia (137) and Hungary (137). "The holiday euro is again worth more in Turkey than last year. This is due to the fact that prices are rising more slowly than the currency is depreciating", said Bruckbauer. In the neighbouring countries of Eastern Europe the value of the holiday euro remains higher than in Austria, although the difference did narrow again in the course of 2006. This was due in part to appreciations (for example in the Czech Republic) but also to higher price hikes (Hungary and Slovenia).

Germany lost some ground in price competitiveness vis-à-vis Austria with the Austrians gaining again, which can be traced back to the higher rate of inflation in Germany. The increase in the rate of value added tax will lead to a substantial loss in value for the holiday euro in Germany in 2007.

Looking at the development of the holiday euro over a longer period it transpires that holidays in Austria have gradually become more competitive while the holiday euro abroad has steadily lost value. Since the holiday euro is a benchmark for varying price levels in Austria and abroad, the fall of around 10 percent in the holiday euro since 2001 can chiefly be attributed to the increase in value of the holiday euro in Austria. "The price advantage of holidaying abroad has shrunk by almost 10 percent over the last five years because of the increased competitiveness of Austria", explained Stefan Bruckbauer.

The BA-CA economists point out that these are average figures. Individual regions, such as London or Paris can differ considerably. The price level also refers only to the average for goods and services in the individual countries. Furthermore, the fact that the price level in a number of holiday destinations is much more favourable is mainly due to higher incomes in Austria. If the level of prices in Austria were lower, the income level would also be lower, and in many cases we would not even be able to afford holidays.

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- **Enquiries:** Bank Austria Creditanstalt Economics & Market Analysis
Stefan Bruckbauer, Tel: +43 (0)5 05 05 51951
E-mail: stefan.bruckbauer@ba-ca.com

Bank Austria
Creditanstalt

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20.12.2006

BA-CA signs agreement to acquire the Russian broker ATON

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, has today signed an agreement to acquire the institutional business of Aton Capital Group, a Russian Investment Bank, which includes ZAO Aton Broker and Aton International Ltd (together the "the Aton Institutional Business") for a purchase price of US$424 million.

"We are excited to welcome Aton to UniCredit Group´s Markets & Investment Banking Division. Aton´s capital markets franchise will enhance our already strong banking presence in Russia. Together with IMB we have now a powerful platform to serve our global and Russian customers. With Aton we increase our leadership in EEMEA investment banking", says Willi Hemetsberger Head of Global Markets of UniCredit Markets & Investment Banking.

"I believe that being part of the UniCredit Group will enhance the growth and development of the Aton Institutional Business and provide greater opportunities for its clients", says Yevgeny Yuriev, President of Aton Capital Group.

Aton Capital is among the top 5 investment banks in Russia. The company, which has so far been owned by its founders and management, has 275 employees. Aton, currently operates in Moscow, London, New York, Frankfurt and Cyprus and is active in Equity and Fixed Income and Corporate Finance Advisory.

Completion of the transaction is subject among others to regulatory approvals. The Aton-Line discount brokerage and Aton asset management businesses are not part of the transaction and will remain wholly owned by Aton Capital Group.

BA-CA is a member of UniCredit Group. With a current market capitalization of approximately €70 billion, ranking among the top financial groups in Europe, UniCredit has a presence in 20 countries worldwide, with over 35 million clients and 7,000 branches, approximately 132 thousand employees and total assets of approximately €822 billion as of 30 September 2006.

Enquiries: Veronika Fischer-Rief, tel. +43 (0) 50505 82833;
e-mail: veronika.fischer-rief@ba-ca.com

Peter N. Thier, tel. +43 (0) 50505 52371;
e-mail: peter.thier@ba-ca.com

Press Release

15.12.2006

BA-CA Economic Indicator: Consumption assumes mantle from exports, yet growth still weaker in 2007

- **2007 growth will remain above average at 2.4 percent**
- **But poorer conditions overall will cost more than one percent**
- **Consumption revival will bring only partial relief**

In November, the business indicator of Bank Austria Creditanstalt (BA-CA) rose once again, moving from an adjusted 4.1 in October to 4.2. "Despite its already lofty position our indicator continued to rise in November", said Marianne Kager, chief economist at BA-CA. Looking at the components of the indicator, there were further improvements in sentiment for industry in the euro area as well as for Austrian consumers. Austrian industry is still flying high. "The sentiment at the end of the year indicates that growth has been strong in the fourth quarter as well", said Stefan Bruckbauer at BA-CA.

This means that the Austrian economy will achieve year-on-year growth of over 3 percent in the fourth quarter too, bringing the annual average to 3.2 percent according to BA-CA. Moreover, the indicator also reveals that this strong economic activity is set to continue throughout the first quarter of 2007, but nevertheless, the economic experts at BA-CA are assuming annual average growth in 2007 will be noticeably lower than in 2006, coming in at 2.4 percent.

Overall conditions not attractive for 2007, but growth still above the average

With growth anticipated at 2.4 percent, Austria will still be able to expand above its potential in 2007 according to the economists at BA-CA. However, this rate will fall short of the 2006 average. "The overall conditions for the Austrian economy will be poorer in 2007 than in 2006, or than the period from 1998 to 2000, when Austria was able to grow at over 3 percent for three consecutive years", said Kager.

The slowdown in the global economy and the strong euro will prevent a return to the strong rates of growth posted from 1998 to 2000, when the Austrian economy expanded on average by 3.4 percent each year, believe the experts at BA-CA. Between 1998 and 2000 growth in the USA hovered around 4 percent, while the euro area also accelerated from 2.7 percent to 4 percent. In 2007 the USA is expected to fall to a rate of marginally over 2 percent after growth this year totalling more than 3 percent, while the euro area should just reach 2 percent following its 2.7 percent growth in 2006. The euro will barely lose against the dollar in 2007 either, settling at approximately 1.30. By contrast, from 1998 to 2000 the euro was at an all-time low, sitting at 0.83 in the middle of 2000 and seeing its annual average fall from 1.11 in 1998 to 0.92 in 2000.

Despite the ongoing confidence in the euro area, the weaker overall conditions in the global economy including the stronger euro and rising interest rates will shave more than 1 percent off growth in Austria in 2007 compared to 2006. Parallel to this, however, private consumption will be boosted by the improvement on the labour market, the low rate of inflation and the better consumer sentiment after three years of growth totalling 2 percent and more. BA-CA assumes that private consumption growth will total 2.2 percent in 2007, the highest rate recorded in ten years with the exception of 2000, when the tax reform and the family package pushed consumption growth in real terms up to almost 4 percent. On the whole, BA-CA expects the stronger domestic demand to generate half a percent more than in 2006. "Thanks to strong exports and investments in recent years which have rejuvenated the labour market, consumption will be able to offset the poorer overall conditions in the global economy in 2007 to a certain extent, but not fully", concluded Stefan Bruckbauer.

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Enquiries: Bank Austria Creditanstalt Economics & Market Analysis
Stefan Bruckbauer, Tel: +43 (0)5 05 05 41951;
e-mail: stefan.bruckbauer@ba-ca.com

14.12.2006

Sectoral Report of Bank Austria Creditanstalt Economics & Market Analysis: Business is good

- **Retail trade benefiting in 2006 from positive consumer sentiment**
- **Many new (part-time) jobs created**
- **Trading year shapes Christmas business, 2006 produces record results**

Austrian retail trade has expanded this year by roughly 3 percent, generating sales revenue of approximately EUR 46 billion, as revealed by the latest sectoral report published by the economic researchers at Bank Austria Creditanstalt (BA-CA). This is primarily attributable to the sustained consumer spending of Austrians which is being bolstered by encouraging macroeconomic developments and will benefit the sector through into the coming year. Almost all of the major segments of retail trade reported growth until September. Department stores, book and photography stores as well as the DIY segment were the only ones to chalk up results that were far poorer than the average, while mail ordering also suffered losses.

"The spending spree of Austrians, which has generated sales growth in retail trade of more than 2 percent over the last two years, did not let up in 2006", said Günter Wolf at BA-CA. Although sales have recovered in comparison to the relatively weak trading years at the beginning of the new millennium, the current rates of growth totalling 2 to 3 percent in nominal terms are relatively weak both by long-term comparison and in relation to previous strong years. Retail trade numbers among the weaker sectors in terms of growth, and will remain so in the future.

Despite the below-average expansion in the sector, for years there have been many new jobs created in retail. Since the middle of the 1990s the number of those employed in the sector has risen by more than 8 percent, and by 1.6 percent between January and October 2006 alone, which is predominantly thanks to the rising popularity of part-time work. In October, a total of 247,000 people, or more than 7 percent of all those employed in Austria, worked in retail. Such employment growth exceeded that of the economy as a whole, generally by far.

Just under half of these retail employees work part time. The reason for the gradual rise in part-time jobs in the sector can be traced back to the increasing concentration of companies in retail as well as to the longer opening hours. Between 1995 and 2004 a total of 20,000 full-time jobs disappeared from the market, though this development has abated somewhat in recent years. Parallel to this, 80,000 part-time jobs were created. Two years ago approximately 123,000 people worked part time in the retail business.

Trading year shapes Christmas business – not the other way round

"Although a good festive season can save what has been a bad year for some retailers or individual segments, the experience of the last fifty years shows that the end to a retail year generally mirrors the year as a whole", said Günter Wolf at BA-CA. This means that the higher sales are in the months from January to November, the greater the chance is of having better December and Christmas results compared to the previous year.

At sector level the month of December evolved differently to the rest of the year only in a few exceptional cases. Essentially, an increase in retail sales of 1 percent from January to November led on average to growth of roughly 0.8 percent in nominal December sales. Good consumer confidence throughout the year fosters spending sprees around Christmas. If we apply this long-term relation to the 2006 trading year, sales in December should be around 2.3 percent higher than in 2005 based on anticipated nominal sales growth until November of 3 percent. As a result, the growth in the Christmas season result is higher than the average for the last five years, thus posting its highest figure ever both in real and nominal terms.

Enquiries: Bank Austria Creditanstalt Press Office

Tiemon Kiesenhofer, Tel: +43 (0)5 05 05 52819;
e-mail: tiemon.kiesenhofer@ba-ca.com

Press Release

04.12.2006

BA-CA to acquire UniCredit's banking subsidiaries in CEE (excluding Poland)

- **BA-CA Management Board resolves on a capital increase for the contribution in kind**
- **Transaction planned to be completed during the 1st Quarter 2007**

Following today's resolution of BA-CA's Management Board, BA-CA will acquire UniCredit's banking subsidiaries in Bulgaria, Croatia, Romania, Slovakia, the Czech Republic and Turkey. The transaction is planned to be completed during the first quarter of 2007 and envisages the contribution in kind of UniCredit's business unit comprising its banking shareholdings in CEE (excluding Poland) in exchange for 55 million newly issued BA-CA shares.

The Management Board of BA-CA has approved the capital increase related to the above transaction, subject to approval by the Supervisory Board, and has set the issue price at EUR 105.33 per newly issued share. The newly issued shares will not be eligible for a dividend for 2006; similarly, BA-CA will not be eligible to receive dividend in respect of the shares acquired through the contribution in kind.

Once the transaction is completed, the shareholding held directly and indirectly by UniCredit in BA-CA will increase from 94.98% to a total of 96.35%.

This transaction constitutes a further step in the reorganisation of the UniCredit Group. In particular, BA-CA is also planning to complete, at the beginning of 2007, the purchase from HVB of shares in International Moscow Bank in Russia and of the activities carried out in the three Baltic States.

The UniCredit Group operates the largest international banking network in Central and Eastern Europe with over 3,000 branches. It has more than 60,000 employees looking after some 24 million clients. Within the Group, BA-CA is responsible for Eastern European business.

Inquiries: Bank Austria Creditanstalt press office
Peter N. Thier, Tel. +43 (0)50505 52371
E-Mail: peter.thier@ba-ca.com
Ildiko Füredi-Kolarik, Tel. +43 (0)50505 56102
E-Mail: ildiko.fueredi@ba-ca.com

Press Release

29.11.2006

Historical Commission presents comprehensive report on BA-CA's predecessors during the Nazi period

- **Erich Hampel: "It is our moral and democratic obligation to assume responsibility."**
- **BA-CA creates a public historical archive**

After five years, the independent, international Historical Commission created by Bank Austria Creditanstalt (BA-CA) in 2000 has completed its work entitled "Austrian Banks and Savings Banks under National Socialism and in the Post-War Period". One key revelation from this 2-volume work of more than 2000 pages: although the predecessors of BA-CA –with exception of Zentralsparkasse der Gemeinde Wien – were controlled by German companies, they had a broader scope for action than previously known, particularly in Central and Eastern European countries.

"The history of major Austrian banks during the Nazi period cannot be studied solely from the perspective of their relations with their German owners and the interests of Berlin," according to Gerald D. Feldman, head of the Historical Commission. Despite the political influence of the German institutions – Creditanstalt-Bankverein was under the majority control of VIAG and Deutsche Bank between 1938 and 1942, and Länderbank Wien was a subsidiary of Dresdner Bank – the banks still retained a considerable degree of autonomy. "They were able to manoeuvre freely within the limitations set by the Nazi regime," noted Feldman.

When the Nazis took power in Austria, this was initially reflected by a radical transformation and purging of the boards of directors and administrative boards of financial institutions in Vienna. Racially and politically motivated dismissals of employees were pushed through quickly and decisively at the companies which were reviewed. Participation in discriminatory measures against Jews and political opponents of the Nazi regime and their effort to "Aryanise" companies is clearly detailed in this comprehensive study of the period.

"We have a democratic and moral obligation to the victims of the Nazi dictatorship and to society as a whole to accept responsibility for what happened," explained Erich Hampel, CEO of BA-CA.

Austrian banks played a decisive role in integrating Austrian credit institutions into Nazi Germany and its wartime economy. For example, they supported companies which were "crucial for the war effort" or the "arms industry". Clearly, the banks of that period also saw the territorial expansion of Hitler's Third Reich as an opportunity to broaden their scope of activities. In many cases, there was a focus on the economic benefits.

As Oliver Rathkolb, one of the members of the Historical Commission, summarised, "Discussing and understanding the role of Austrian bank managers vis-à-vis Jewish clients and employees during the Nazi expansion in Europe is an important step towards formulating a common understanding of European history. As part of this process, we must also critically review the banking policy under the Nazi regime in Eastern and South-Eastern European countries – in cities and countries which are now part of BA-CA's market."

BA-CA creates a public historical archive

BA-CA does not view the final report of the Commission as the end of this process. The source materials of the Commission – comprising some 1,500 meters files – is to be opened to the public. In order to make this possible, a historical archive is being created at the BA-CA headquarters in Schottengasse in Vienna, under the direction of Ulrike Zimmerl. This is also intended to facilitate the study of Austrian banking and business history.

The independent Historical Commission was founded in 2000 within the framework of a legal settlement reached between Holocaust victims and BA-CA, as ordered by the US District Court, Southern District of New York. The objective of the Commission's work was to

thoroughly research and document the activities of Creditanstalt-Bankverein, Länderbank Wien, Zentralsparkasse der Gemeinde Wien and the regional banks such as Bank für Kärnten, Bank für Oberösterreich und Salzburg and Bank für Tirol und Vorarlberg during the Nazi era in Austria from 1938 to 1945.

Members of the Historical Commission:

Univ. Prof. Dr. Gerald D. Feldman, Chairman
Jane K. Sather Professor of history at the University of California in Berkeley, from 1994 to 2006, Director of the Institute of European Studies in Berkeley. Awarded the Great Cross of Merit of the Order of Merit of the Federal Republic of Germany in 2000. Member of the Historical Commission of Deutsche Bank and member of the Advisory Committee to the Historical Commission of Dresdner Bank, 2001 published "Die Allianz und die deutsche Versicherungswirtschaft 1933-1945".

Univ. Prof. DDr. Oliver Rathkolb, Member of the Commission
Professor at the Institute of History of the University of Vienna

Dr. Theodor Venus, Member of the Commission
University lecturer at the University of Vienna, active as an independent researcher of history and communication sciences. Participated in numerous research projects, most recently within the framework of the Historical Commission of the Federal Republic of Austria and the Institute of History at the University of Vienna.

Dr. Ulrike Zimmerl, Member of the Commission
Historian, scientific project coordinator of the independent Historical Commission of Bank Austria Creditanstalt since 2000.

Information on the publication:

Gerald D. Feldman, Oliver Rathkolb, Theodor Venus, Ulrike Zimmerl
Österreichische Banken und Sparkassen im Nationalsozialismus und in der Nachkriegszeit
Volume 1: Creditanstalt-Bankverein
Volume 2: Creditanstalt-Regionalbanken, Länderbank und Zentralsparkasse

Published by Verlag C.H.Beck 2006.
Two clothbound volumes with decorative dust jackets
Volume 1: 942 pages with 24 figures
Volume 2: 1.077 pages with 61 figures
Price: € 98,-[G] / sFr 155,- / € 100,70[A]

ISBN 978-3-406-55158-1

The report will be published in English in 2007.

Enquiries: Bank Austria Creditanstalt Press Office
Peter N. Thier, Tel: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

Recensions: VERLAG C.H.BECK
Ms Katrin Daehn, Tel. +49 89 381 89 405;
E-Mail Katrin.Daehn@beck.de

Press Release

29.11.2006

Yuri Tverskoy designated as the President of the Board of Management of International Moscow Bank

- **Helmut Bernkopf designated as Deputy President**
- **IMB continues to pursue growth strategy**

Yuri Tverskoy has been designated for the position of the President of the Managing Board and Chief Executive Officer of International Moscow Bank (IMB). He will succeed Ilkka Salonen, who leaves the bank to take over new responsibilities outside of the Group. Helmut Bernkopf of Bank Austria Creditanstalt will join IMB's Management Board as Deputy President and Chief Operating Officer. Both will assume responsibility for UniCredit Group's operating activities in Russia with the common objective to continue to expand business in Russia. The appointment of the two managers is subject to approval by the Supervisory Board of IMB and the Central Bank of Russian Federation.

Erich Hampel, Head of CEE Division of UniCredit Group and CEO of
Bank Austria Creditanstalt: "Ilkka Salonen has very successfully developed IMB's operations and started to implement the growth strategy in retail banking. Yuri Tverskoy and Helmut Bernkopf are two experienced managers from within the Group who will continue to pursue this successful course. Russia is a market with strong growth potential which we aim to use."

Yuri Tverskoy (52) has been active for IMB since 1989. He has been a member of the Management Board since 1990 and Deputy Chairman of the Management Board since 2001. Yuri Tverskoy started his career in 1975 as an economist in the Bank for Foreign Trade of USSR (Vneshtorgbank).

Helmut Bernkopf (39) has been active for Bank Austria Creditanstalt (BA-CA) since 1994. The experienced bank manager from Vienna has so far had an impressive international career: having started in BA-CA's corporate banking sector in Vienna, he became Head of Loan Syndications at BA-CA's London Branch in 1997. In October 2000, he moved to BA-CA Romania, where he was Head of Corporate Banking. In 2001, Helmut Bernkopf was appointed Deputy Chairman of the Management Board of what is now HVB Tiriac Bank. With the end of 2004, he returned to Vienna as General Manager for operations in Central and Eastern Europe. Since 2006 he is also a Member of the Supervisory Board of IMB.

The future Managing Board of IMB will be composed of the following members:
Yuri Tverskoy, Helmut Bernkopf, Irina Vinogradova, Ivan Rozinskiy and Eduard Issopov.

In October 2006, Bayerische Hypo- und Vereinsbank AG (HVB) increased its interest in IMB's voting capital from about 52.9 per cent to about 79.3 per cent; this corresponds to about 70.3 per cent of IMB's total share capital. As part of organisational changes within UniCredit Group, Bank Austria Creditanstalt, which is responsible within UniCredit Group for markets in the region of Central and Eastern Europe, will take over all of the IMB shares held by HVB in the beginning of 2007.

International Moscow Bank was established in October 1989; it was the first international bank in Russia, with registration number 1. Creditanstalt was one of IMB's founders. Originally, the bank specialised in corporate banking. In the meantime, IMB has started to expand its activities to include retail banking. IMB has achieved strong growth over the past few years: in 2005, measured by total assets, the Russian banking market as a whole grew by 33 per cent while IMB's total assets increased by 53 per cent. At present IMB is the ninth-largest bank in Russia, with total assets of EUR 5.2 billion (as at 30 June 2006). It employs 1,800 staff and operates 36 branch offices. There are plans to increase the number of IMB's branches to a total of 100 in the medium term.

UniCredit Group operates the largest international banking network in Central and Eastern Europe with over 3,000 offices. More than 64,000 employees serve about 24 million

Bank Austria Creditanstalt

Drucken

Press Release

28.11.2006

BA-CA finances infrastructure projects in Sri Lanka

The Sri Lankan Deputy Secretary to the Treasury R.A. Jayatissa and Angelo Rizzuti, head of International Trade Finance at Bank Austria Creditanstalt (BA-CA) today signed a financing agreement for a road construction project worth more than EUR 10 million. The planned road from the centre to the south of the country is intended to improve the social and economic situation of the population in this region. Fighting poverty is one of the main aims behind this project. Since the tsunami disaster in 2005 a great deal of reconstruction work has been carried out in the coastal region.

Austrian technology is held in high esteem in Sri Lanka. The contractor MCE has global experience in the construction of road bridges. Under the terms of the agreement, five turn-key bridges (Molkawa, Hirana, Weralugastotupola, Lathpandura I+II) will be built in Sri Lanka. BA-CA has contributed its extensive expertise in the area of special financing to the new project. In recent years, the partners have already collaborated on health, railway-bridge and water supply projects.

Photos of the signing on demand.

Enquiries: Bank Austria Creditanstalt Press Office
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 52819;
e-mail: tiemon.kiesenhofer@ba-ca.com